Exhibit 99

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX-V: SEA	FOR IMMEDIATE RELEASE
	AMEX: SA	July 18, 2006

Drilling Underway at Seabridge Gold’s Kerr-Sulphurets Project
7,500 Meter Core Program to Test Four Gold Targets

Toronto, Canada… Seabridge Gold announced today that it has commenced a 7,500 meter core drill program at its 100%-owned Kerr-Sulphurets project located in British Columbia, Canada. One rig has been mobilized to the site and is now drilling. A second rig is scheduled to arrive in the next few days and is expected to be drilling by the end of this week. The program is designed to expand the project’s known gold resource by testing for the strike and depth extensions of the Sulphurets deposit and by systematically drilling the promising new Mitchell gold zone identified in previous work. Following the program, a 43-101 Technical Report will be prepared for the Mitchell, Sulphurets and Kerr deposits.

The Sulphurets deposit was the focus of an extensive drill delineation program during Placer Dome’s involvement in the project. Historic resources at Sulphurets were defined in a zone measuring approximately 1,000 meters long by 200 meters wide by 200 meters down-dip, following a low angle fault. Gold and copper are associated with quartz veins in the fault zone and in broader zones of intense silicic alteration in breccia below the fault. Seabridge is planning to drill seven core holes designed to test for strike extensions of the Sulphurets deposit to the northeast and the southwest, as well as a down-dip extension of mineralization within the heart of the Sulphurets deposit.

The Mitchell zone was first drilled by Newhawk Gold Mines and identified as a porphyry gold-copper system. In 2005, Falconbridge drilled one core hole 750 meters west of the Newhawk drilling and encountered similar grades (approximately 0.70 grams per tonne gold and 0.20% copper). Previous work suggests that the zone may extend over an area of 1,500 by 500 meters. More than 19 core holes will be drilled this summer into this area on 200 meter centers with the objective of defining a reportable gold resource.

The 2006 drill program will be executed by Falconbridge Limited’s exploration team which has worked on the project for the past three years. Falconbridge had an option to earn an interest in the Kerr-Sulphurets project from September 2002 to April 2006 when it agreed to terminate its option in return for Seabridge common shares and warrants (see news release dated April 27, 2006 for details). Exploration activities at Kerr-Sulphurets will be conducted under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Kerr Sulphurets and Hog Ranch projects, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3 Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     info@seabridgegold.net

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2005 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD Rudi Fronk, President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net Email: info@seabridgegold.net

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the adequacy or accuracy of this release.